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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF OCTOBER, 1999

                          ROYAL CARIBBEAN CRUISES LTD.
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                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
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                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)




         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F    [X]           FORM 40-F    [ ]


         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  Yes          [ ]           No           [X]


         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].

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The following document is being furnished by Royal Caribbean Cruises Ltd.
pursuant to this Report on Form 6-K:



Document No. 1            Articles of Amendment to the Articles of Incorporation
                          of Royal Caribbean Cruises Ltd. dated June 10, 1998


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INCORPORATION BY REFERENCE

         This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3, File No. 333-8708, filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ROYAL CARIBBEAN CRUISES LTD.
                                               (Registrant)




Date   October 14, 1999                 By:  /s/ RICHARD J. GLASIER
                                           ---------------------------------
                                           Richard J. Glasier
                                           Executive Vice President
                                           and Chief Financial Officer

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                                                                  DOCUMENT NO. 1

                          ARTICLES OF AMENDMENT TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                          ROYAL CARIBBEAN CRUISES LTD.


                            UNDER SECTION 9.5 OF THE
                            BUSINESS CORPORATION ACT

         The undersigned, the duly authorized Executive Vice President and Secretary of Royal Caribbean Cruises Ltd. (the "Corporation"), for the purpose of amending the Articles of Incorporation, do hereby certify as follows:

         1. The Articles of Incorporation of Royal Caribbean Cruises Ltd. (which was formed under the name of Royal Caribbean Corp.) were filed with the Minister of Foreign Affairs on July 23, 1985.

         2. The first paragraph of ARTICLE FIFTH of the Articles of Incorporation is hereby amended by increasing the number of authorized registered shares of common stock of the Corporation from 100,000,000 registered shares of common stock to 500,000,000 registered shares of common stock. As amended, the first paragraph of ARTICLE FIFTH shall read as follows:

         "The total number of shares of all classes of stock which the Corporation shall have authority to issue is five hundred twenty million (520,000,000) registered shares, par value US$0.01 per share, comprised of five hundred million (500,000,000) registered shares of common stock, par value US$0.01 per share, and twenty million (20,000,000) registered shares of preferred stock, par value US$0.01 per share, with such preferred stock being divided into such classes and series as shall be authorized by the Board of Directors of the Corporation."

         3. These Articles of Amendment to the Articles of Incorporation of the Corporation were authorized pursuant to Section 9.3.1 of the Business Corporation Act by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

         In witness whereof, the undersigned have executed these Articles of Amendment this 10th day of June 1998.




/s/ RICHARD J. GLASIER                          /s/ MICHAEL J. SMITH
--------------------------------                --------------------------------
Richard J. Glasier                              Michael J. Smith
Executive Vice President                        Secretary